ACCOUNTING BENEFIT RIDER


This rider is part of Your policy. All policy definitions, provisions and exceptions apply to this rider unless changed by this rider. The Effective Date of this rider is the same as the Policy Date unless another date is shown on the current Data Pages.

RIDER PROVISIONS

The CHARGES AND LIMITS provision of Your current Data Pages are amended as follows:

         The following sentence is added above the TABLE OF SURRENDER CHARGES:

         If You surrender this policy for its Net Surrender Value, the applicable surrender charges will be reduced by [100] percent for the first [10] Policy Years.

TERMINATION

This rider will end on the first of the following events:

1.   We receive your Notice to cancel it;

2.   Termination of Your policy;

3.   The [tenth] policy anniversary;

4.   Your assignment of the policy, except as in item 5 stated below;

5.   Any change of ownership except:

     a. A change resulting from a merger, consolidation, or acquisition of Your assets unless the successor owner of the policy was Your wholly owned subsidiary on the date the ownership changed; or

     b. The successor owner of Your policy is a trust established by You for the purposes of providing employee benefits;

6. Any requested Policy Face Amount increase except those required to meet the definition of life insurance or to avoid changing Your policy to a modified endowment contract; or

7.   Any partial surrender in the first [10] Policy Years.




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